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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DRESDNER KLEINWORT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WORLD FINANCIAL CENTER
(No. and Street)

NEW YORK (City) NEW YORK (State) 10281-1050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YOKO HUBLEY 212-266-7525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARBARA BROOKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DRESDNER KLEINWORT SECURITIES LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MARGARUITE PERSAUD
Notary Public, State of New York
No. 01PE6207842
Qualified in Bronx County
Commission Expires June 15, 2013

Signature

PRINCIPAL FINANCIAL OFFICER, DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplementary report of independent accountants on internal control pursuant to SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dresdner Kleinwort Securities LLC

(a wholly-owned subsidiary of Commerzbank AG)

Statement of Financial Condition
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

The Board of Managers and Member
of Dresdner Kleinwort Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Dresdner Kleinwort Securities LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 3 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.



February 24, 2010

Dresdner Kleinwort Securities LLC
(a wholly-owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2009

(dollars in thousands)

Assets	
Cash	$ 50,366
Securities purchased under agreements to resell (including $58,142 segregated under federal regulations)	1,844,633
Deposits with clearing organizations	21,821
Securities borrowed	3,595,730
Collateral accepted for securities loaned	853,249
Receivable from broker-dealers and clearing organizations	327,325
Receivable from customers	23
Financial instruments owned:	
Marketable, at fair value (including $63,022 pledged to counterparties)	66,475
Not readily marketable, at estimated fair value	162
Accrued interest and dividends receivable	4,270
Other assets	9,129
Total assets	$ 6,773,183
Liabilities and Member's Equity	
Liabilities:	
Securities sold under agreements to repurchase	$ 1,627,779
Securities loaned	3,346,579
Obligation to return collateral accepted for securities loaned	853,249
Payable to broker-dealers and clearing organizations	192,678
Payable to customers	18,134
Financial instruments sold, not yet purchased, at fair value	70,581
Accrued interest and dividends payable	12,117
Accounts payable, accrued expenses, and other liabilities	8,965
	6,130,082
Commitments and contingencies (note 10)	
Subordinated borrowings	400,000
Member's equity	243,101
Total liabilities and member's equity	$ 6,773,183

The accompanying notes are an integral part of this statement.

1. Organization and Business

Dresdner Kleinwort Securities LLC (the Company) is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Commerzbank AG, a financial institution organized under the laws of the Federal Republic of Germany. The Company is a member of various securities and commodities exchanges.

The Company acts as a broker and dealer in domestic and foreign equity securities, US government and agency securities and corporate debt obligations. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. The Company provides investment banking and financial advisory services in connection with corporate and structured finance transactions.

On January 12, 2009, Dresdner Bank AG (Dresdner), then the owner of the Company, was sold to Commerzbank. On May 9, 2009, the merger of Dresdner and Commerzbank was completed and the Company became a wholly owned direct subsidiary of Commerzbank. Management of Commerzbank is currently determining the lines of business in which it wishes to operate and the legal entities through which it will transact its business in the United States.

2. Significant Accounting Policies

a. Basis of Financial Information

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement. Actual results could differ from those estimates.

b. Financial Instruments Owned and Sold

Customers buy and sell securities through the Company on an agency or principal basis. Agency transactions are recorded on settlement date. Principal transactions with customers or other counterparties are recorded on trade date and are carried at fair value in financial instruments owned and financial instruments sold, not yet purchased. In addition, exchange traded futures and options on futures are used by the Company for trading purposes, including economic hedges of other trading instruments, and are carried at fair value on a trade date basis.

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification or ASC) 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy of inputs for measuring value:

Level 1 inputs — Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Level 2 inputs — Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market data.

Level 3 inputs	Best information available when no observable market activity for the asset or liability exists at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange-traded securities and derivatives and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities. As such, the Company's trading positions are generally classified in Level 1.

c. Resale and Repurchase Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) use U.S. government and corporate obligations are treated as short-term collateralized financing transactions and are carried at their contractual amounts. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under ASC 210-20.

d. Securities Lending Activities

Securities borrowed and securities loaned transactions require the borrower to deposit cash, letters of credit, or other collateral with the lender and are recorded at the amount of cash collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

e. Collateral

The Company has identified in financial instruments owned, pledged to counterparties, the fair value of securities it owns which counterparties have the right to sell or repledge. The Company also reports the fair value of collateral it received which it has the ability to sell or repledge and its obligation to return the collateral.

f. Translation of Foreign Currencies

End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

g. Income Taxes

The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of Dresdner and Commerzbank for the periods during 2009 that each was the sole owner. On a pro forma basis, the Company discloses an estimate of the income tax expense or benefit and the tax account balances it would have if it had been treated as a separate company for US federal and state income tax purposes in accordance with ASC 740. Pursuant to this provision, it is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities as well as to account for the uncertainties with respect to tax positions expected to be taken in the US tax returns of its owners that relate to the operations of the Company. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized.

h. Pension and Other Post-retirement Benefit Plans

The Company participates in two retirement plans sponsored and administered by Dresdner Kleinwort Services LLC (the Service Company). The costs of these plans are charged to the Company as staff-related costs based on the compensation of the Company's employee participants in each plan.

i. Stock Compensation

The Company also participates in the DKIB Stock Plan, which is administered by the Service Company. Compensation expense is recognized over the relevant vesting periods based on the grant date fair values of the stock awards.

j. New Accounting Pronouncements

In January 2010, the FASB amended accounting principles related to fair value measurements and disclosures (ASC 820) by providing guidance on increased fair value measurement disclosures. Effective in 2010, the FASB update will require the Company to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 securities and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 securities. The effect of this amendment is being analyzed by management.

In September 2009, the FASB issued implementation guidance on accounting for uncertainty in income taxes and disclosure amendments for nonpublic entities (ASC 740). The Company's adoption of this guidance did not have a material effect on its statement of financial condition.

In August 2009, the FASB amended accounting principles related to fair value measurements of liabilities (ASC 820) by providing guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifying that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. Because the Company's current fair value measurement policies are consistent with the amendments, adoption did not affect the Company's statement of financial condition.

In July 2009, the FASB approved the FASB ASC as the single source of accounting principles generally accepted in the United States of America. While the Codification did not change accounting principles generally accepted in the United States of America, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification has been reflected in the notes to the statement of financial condition.

In June 2009, the FASB amended accounting principles related to derecognition criteria for the transfer of financial assets (ASC 860) effective in 2010. The impact of this amendment is being analyzed, but the Company does not expect it to have a significant effect on its statement of financial condition.

In May 2009, the FASB amended accounting principles related to subsequent events which provide guidance regarding the recording and disclosure of events occurring subsequent to the balance sheet date (ASC 855). Since the Company already follows these amended principles, adoption of the standard did not affect the Company's statement of financial condition.

In April 2009, the FASB amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly (ASC 820). The Company adopted these amended accounting principles in 2009. Since the Company's fair value methodologies were consistent with these amended accounting principles, adoption did not affect the Company's statement of financial condition.

3. Related Party Transactions

The Company engages in transactions with affiliates in the ordinary course of its business, which are governed by agreements among the parties. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions amongst wholly unrelated parties. Management believes the pricing and allocation methods used are reasonable and appropriate.

The Company has obtained $400 million in regulatory capital in the form of subordinated borrowings from Commerzbank's Grand Cayman Branch, and the Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized, uncommitted line of credit totaling $1.4 billion with an affiliate for which it pays no fees, and invests excess funds with affiliates in the form of reverse repurchase agreements.

At December 31, 2009, amounts due from or to affiliates are as follows (in thousands):

Due from affiliates		
Cash	$	8
Securities purchased under agreements to resell		463,243
Securities borrowed		714,107
Collateral accepted for securities loaned		806,246
Receivable from customers		23
Accrued interest and dividends receivable		2,395
Other assets		8,814
Due to affiliates		
Securities sold under agreements to repurchase	$	1,353,306
Securities loaned		1,755,974
Obligation to return collateral accepted for securities loaned		806,246
Payable to broker-dealers and clearing organizations		125,418
Payable to customers		534
Accrued interest and dividends payable		1,039

4. Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its financial assets and financial liabilities measured at fair value in three levels based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 3 securities are thinly traded equity securities and investments.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, are as follows (in thousands):

	Fair value measurements at reporting date using			
Description	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Securities received as collateral	$ 853,249	$ -	$ -	$ 853,249
Financial instruments owned:				
U.S. government	64,024	-	-	64,024
Equities	2,451	-	162	2,613
	$ 919,724	$ -	$ 162	$ 919,886
Liabilities:				
Obligation to return securities received as collateral	$ 853,249	$ -	$ -	$ 853,249
Financial instruments sold, not yet purchased:				
U.S. government	70,581	-	-	70,581
	$ 923,830	$ -	$ -	$ 923,830

The fair values of other financial assets and liabilities (consisting primarily of receivables from and payables to broker dealers, clearing organizations, and customers; reverse repurchase and repurchase agreements; and securities borrowed and securities loaned) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates. At December 31, 2009, the fair market value of the subordinated borrowings was $406.5 million.

Non-financial assets and liabilities primarily consist of affiliated receivables and payables. Their fair values are also considered to approximate their carrying amounts.

5. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2009, amounts receivable and payable to broker-dealers and clearing organizations consist of the following (in thousands):

Receivable from broker-dealers and clearing organizations:	
Securities failed to deliver	$ 182,198
Clearing organizations	145,127
	$ 327,325
Payable to broker-dealers and clearing organizations:	
Securities failed to receive	$ 49,096
Clearing organizations	18,164
Payable to non customers	125,418
	$ 192,678

6. Trading Activities

The Company's trading activities are both customer driven and proprietary. Its activities include domestic and international brokerage, principal trading and syndicate participation. The Company's activities also consist of trading in U.S. government and agency securities, including both customer driven and proprietary transactions in bonds, futures, and repurchase contracts.

At December 31, 2009, financial instruments owned and financial instruments sold, not yet purchased, at fair value, include (in thousands):

	Financial instruments owned	Financial instruments sold, not yet purchased
U.S. government obligations	$ 64,024	$ 70,581
Equity securities	2,613	-
	$ 66,637	$ 70,581

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the financial instruments at contracted prices. These transactions may result in off balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

Futures contracts sold have off balance sheet risk. In connection with these contracts, there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to the terms of the contracts. Because the margin on futures contracts is adjusted daily with the applicable clearing brokers, credit risk on futures contracts is typically not significant. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument. The Company had no futures contracts outstanding as of December 31, 2009.

7. Employee Compensation and Benefits

The Company participates in the Service Company's two employee retirement plans, the Cash Balance Pension Plan and the 401(k) Plan. Substantially all employees of the Company participate in the plans, and employee contributions to the 401(k) Plan are matched up to a specified limit. The Company also participates in several award plans for employees for which $1.0 million was accrued at December 31, 2009.

The Company awards a portion of selected employees' bonuses in the form of Allianz SE (the Company's former ultimate Parent) shares to be distributed through its participation in the DKIB Stock Plan which is administered by the Service Company. Employees initially received the right to a certain number of Allianz SE shares, with the shares vesting and being distributed over the following three years. Initial grants were adjusted to reflect forfeited shares over the life of the Stock Plan.

Under the rules of the DKIB Stock Plan, no awards were made after December 31, 2008, but Event provisions (as defined in the Stock Plan) were triggered by the announcement of an agreed takeover of the Company by Commerzbank in 2008. All awards now vest on January 12, 2010.

Details of the outstanding share awards at December 31, 2009, are as follows:

Date of grant	Price at grant date	Shares Granted	Unvested Shares, December 31, 2009
February 2006	$ 160.79	121,907	6,135
February 2007	215.05	53,084	15,113
February 2008	172.22	53,316	33,291

At December 31, 2009, no unrecognized compensation costs remain to be amortized in 2010.

8. Subordinated Borrowings

At December 31, 2009, the Company has $200 million of subordinated borrowings outstanding with Commerzbank under two subordinated note agreements which are due on April 15, 2012. The $150 million loan currently bears interest at 1.1% and the $50 million loan, at 0.8 %.

The Company also has a revolving subordinated credit agreement for $250 million with Commerzbank with a scheduled maturity date of April 15, 2012. The agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. As of December 31, 2009, the Company has borrowed $200 million, which bears interest at 0.8 %.

The subordinated notes and the revolving subordinated credit agreement have been approved by the Financial Industry Regulatory Authority (FINRA) for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The borrowings may not be repaid if such repayments would cause the Company to fail to maintain minimum regulatory capital.

9. Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in its owners' U.S. federal income tax returns. The results of the Company's operations are also subject to state and local taxation in the various jurisdictions in which its owners file income tax returns.

Its owners have not allocated to the Company its share of income tax expense/benefit. If the Company had been a separate taxable entity subject to the same tax rules as its owners, the Company would have reported a current tax benefit and current tax receivable of $41.8 million attributable to a Federal carryback of its current tax loss and no deferred tax expense or benefit for the year ended December 31, 2009.

The analysis of uncertain tax positions is the responsibility of its owners. It is the policy of its owners to establish reserves or not to recognize tax benefits for uncertain tax positions that are not *more likely than not* to be realized.

Treating the Company as a separate entity would have resulted in a full valuation allowance against its deferred tax asset as the Company has not demonstrated sustainable current and projected profitability.

The deferred tax assets as of December 31, 2009 are as follows (in thousands):

Net operating loss carryforward	$ 12,548
Temporary differences:	
Compensation-related	11,244
Other	1,331
Total deferred tax asset	25,123
Less valuation allowance	(25,123)
Net deferred tax asset	$ -

10. Commitments and Contingencies

There are legal actions unasserted and pending against the Company arising out of its normal business operations. In the opinion of management, after consultation with outside counsel, the outcome of these matters will not result in a material adverse effect on the Company's financial position.

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from them on a month-to-month basis.

11. Collateral

At December 31, 2009, the approximate fair values of collateral received that can be sold or repledged by the Company, before reflecting the $440 million impact of ASC 210-20, are (in thousands):

Sources of collateral:	
Securities purchased under agreements to resell	$ 2,263,580
Securities received in securities borrowed vs. cash transactions	2,921,308
Securities received in securities borrowed vs. pledged transactions	1,245,783
Securities received in securities loaned vs pledged transactions	853,249
	$ 7,283,920

At December 31, 2009, the approximate fair values of the portions of collateral received that have been sold or repledged by the Company, before reflecting the $440 million impact of ASC 210-20, are (in thousands):

Uses of collateral:	
Securities sold under agreements to repurchase	$ 1,980,392
Securities loaned out in securities loaned vs. cash transactions	3,255,824
Securities loaned out in securities loaned vs. pledged transactions	49,619
Collateral pledged out from securities borrowed vs. pledged transactions	1,298,680
Collateral pledged out to clearing organizations	31,235
	$ 6,615,750

12. Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

a. Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that a counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made. However, based on experience, the Company expects the risk of loss to be remote.

b. Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

c. Operational and Support Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.

- Technological Risk – the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

- Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships

(such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

- Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

13. Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's Customer Protection Rule (Rule 15c3-3), $58.1 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2009.

The Company is also subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). At December 31, 2009, the Company's net capital was $631.1 million and was $630.1 million in excess of its required capital of $1 million. The Company had no aggregate debit balances arising from customer transactions at December 31, 2009.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2010 which is the date the financial statements were issued. There have been no subsequent events that occurred during this period that would require recognition in the statement of financial condition as of December 31, 2009.